Exhibit 99.1

Shareholders of Sustainable Opportunities Acquisition Corp. Approve Business Combination at Extraordinary General Meeting

DALLAS, Texas & VANCOUVER, British Columbia – September 7, 2021 - DeepGreen Metals, Inc. (DeepGreen), an explorer of lower-impact battery metals from seafloor polymetallic nodules, and Sustainable Opportunities Acquisition Corporation (NYSE: SOAC) (SOAC), a special purpose acquisition company with a dedicated ESG focus, announced today that at the SOAC extraordinary general meeting held on September 3, 2021, SOAC’s shareholders approved their previously announced business combination to create TMC the metals company Inc. (“The Metals Company” or “TMC”). The transaction is expected to close as promptly as reasonably practicable, but in no event later than the third business day following the satisfaction (or waiver) of the closing conditions set forth in the Business Combination Agreement (BCA) between SOAC and DeepGreen.

Transaction Details

In connection with the closing of the transaction, TMC expects to receive approximately $137.3 million in cash prior to transaction fees, including approximately $27.2 million of proceeds that will be distributed from the SOAC trust account after accounting for redemptions. In connection with the initial announcement of the transaction in March 2021 and the entry into the BCA with DeepGreen, SOAC entered into subscription agreements with a number of strategic and institutional investors for a $330.3 million private placement of SOAC Class A ordinary shares; however, only approximately $110.1 million of proceeds from the private placement were received as of the date hereof. SOAC intends to continue to seek to enforce the funding obligations of the non-performing investors under the subscription agreements, but there can be no assurances that it will be successful in those efforts. DeepGreen intends to waive the BCA’s condition to closing that the Aggregate Transaction Proceeds (as defined in the BCA) shall be equal to or greater than $250 million.

The DeepGreen team remains focused on delivering value to the combined company’s shareholders by advancing towards commercial production from its resources of battery metals. With the expected proceeds, DeepGreen believes that the combined company will have the funding required to reach its previously stated key milestone of permitting to advance commencement of commercial production which includes, but is not limited to, completion of its nodule processing and refining pilot plant program, completion and submission of its Environmental Impact Assessment, construction and deployment of its pilot nodule collection system, and most significantly, submission of an application for an exploitation contract for its NORI area.

About The Metals Company

TMC the metals company Inc. is a Canadian explorer of lower-impact battery metals from seafloor polymetallic nodules, on a dual mission: (1) supply metals for the clean energy transition with the least possible negative environmental and social impact and (2) accelerate the transition to a circular metal economy. The company through its subsidiaries holds exploration and commercial rights to three polymetallic nodule contract areas in the Clarion Clipperton Zone of the Pacific Ocean regulated by the International Seabed Authority and sponsored by the governments of Nauru, Kiribati and the Kingdom of Tonga. More information is available at www.metals.co.

About Sustainable Opportunities Acquisition Corporation

Sustainable Opportunities Acquisition Corporation is a SPAC formed for the purpose of entering into a business combination with one or more businesses. While the Company may pursue a business combination in any industry, the Company intends to focus its search for a business that exists within industries that benefit from strong Environmental, Social and Governance (“ESG”) profiles. While investing in ESG covers a broad range of themes, the Company is focused on evaluating suitable targets that have existing environmental sustainability practices or that may benefit, both operationally and economically, from the founders’ and management team’s commitment and expertise in executing such practices. For more information, visit greenspac.com.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, TMC’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, its ability to enforce the obligations of non-performing investors under subscription agreements entered into with SOAC, and the size and potential growth of current or future markets for TMC’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside TMC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the inability to maintain the listing of TMC’s shares on Nasdaq following the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC. TMC cautions that the foregoing list of factors is not exclusive. TMC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TMC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts:

The Metals Company (formerly DeepGreen)

Media

media@metals.co

Chelsea Lauber | Antenna Group | tmc@antennagroup.com

Investors

investors@metals.co

Sustainable Opportunities Acquisition Corporation

Media

Jackie Tilden | +1 (214) 914 7652 | jackie.tilden@soa-corp.com

Investors

Cody Slach, Tom Colton | Gateway Group | +1 (949) 574-3860 | SOAC@gatewayir.com